SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                        Integrated Security Systems, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45812J101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Russell Cleveland
                         Renaissance Capital Group, Inc.
                  8080 N. Central Expressway, Suite 210, LB-59
                            Dallas, Texas 75206-1857
                                 (214) 891-8294
 ------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 2001
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


                                          (Continued on following pages)

CUSIP No. 45812J101                                     13D
------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON               I.R.S. IDENTIFICATION NUMBER
            Renaissance Capital Growth & Income Fund III, Inc.      75-2533518
------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [x]
------------------------------------------------------------------------------
3.         SEC USE ONLY
------------------------------------------------------------------------------
4.         SOURCE OF FUNDS
         WC
------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)[  ]
------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
         7.         SOLE VOTING POWER
                  22,594,758
------------------------------------------------------------------------------
         8.       SHARED VOTING POWER
                  None
         ---------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER
                  22,594,758
         ---------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER
                  None
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  22,594,758
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES            [  ]
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                  68.61%
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  IV

CUSIP No. 45812J101                                     13D
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                 I.R.S. IDENTIFICATION NUMBER
         Renaissance US Growth & Income Trust PLC               None - Foreign
------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [x]
------------------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)  [  ]
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         England
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
         7.       SOLE VOTING POWER
                  21,758,446
         ---------------------------------------------------------------------
         8.       SHARED VOTING POWER
                  None
         ---------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER
                  21,758,446
         ---------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER
                  None
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  21,758,446
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES            [  ]
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                  67.79%
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  IV

Item 1.           Security and Issuer.
                  -------------------

         This statement relates to the Common Stock ("Common Shares") of Integrated Security Systems, Inc. (the "Company"). The principal executive offices of the Company are located at 8200 Springwood Drive, Irving, Texas 75063.

Item 2.           Identity and Background.
                  -----------------------

         (a) This Statement is filed by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"), and Renaissance US Growth & Income Trust PLC ("Renaissance PLC"); Renaissance III and Renaissance PLC, collectively (the "Reporting Persons").

         Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

         (b) Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

         Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

         The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

         (c) Renaissance III and Renaissance PLC are engaged in the business of investing principally in emerging or undervalued U.S. public companies.

         (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All persons named on Attachment 1 to this Statement are citizens of the United States, except as otherwise indicated on such Attachment.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------
         The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $4,654,589. The source of such funds was capital of Renaissance III.

         The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $4,488,463. The source of such funds was capital of Renaissance PLC.

Item 4.           Purpose of Transaction.
                  ----------------------

         The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes and upon exchange of indebtedness in connection with the financial restructuring of the Company. The President and CEO of Renaissance Capital Group, Inc., the investment advisor to Renaissance III and the investment manager of Renaissance PLC, Russell Cleveland, has been appointed to the board of directors of the Company.

         The Reporting Persons may participate in discussions with management or third parties in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company, merging with another Company or acquiring another company or business, changing operating or marketing strategies, changes in management or marketing, or restructuring the Company's capitalization.

         Each Reporting Person continues to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities, as well as the Reporting Person's investment objectives. Depending on such assessments, one or both of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

         Other than as described above, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) Renaissance III beneficially owns 22,594,758 Common Shares, and Renaissance PLC beneficially owns 21,758,446 Common Shares. The Reporting Persons beneficially own 44,353,204 Common Shares. Based upon information filed with the Securities and Exchange Commission and using SEC computation rules, the Common Shares beneficially owned by Renaissance III, Renaissance PLC, and together represent approximately 68.61%, 67.79%, and 81.68%, respectively, of the outstanding Common Stock of the Company. Renaissance III and Renaissance PLC disclaim that they are members of a group for purposes of Regulation 13D.

         The Common Shares beneficially owned by Renaissance III are comprised of 393,259 shares of Common Stock; 964,299 shares of Common Stock issuable upon the exercise of warrants; 187,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series D Preferred Stock; 2,714,945 shares of Common Stock issuable upon conversion of 21,720 shares of Series F Convertible Preferred Stock ("Series F Preferred Stock"); and 18,334,755 shares of Common Stock issuable upon conversion of 146,678 shares of Series G Convertible Preferred Stock ("Series G Preferred Stock"). The board of directors of Renaissance III exercises voting and investment control over the securities of the Company owned by it.

         Renaissance PLC is deemed the beneficial owner of Common Shares comprised of 393,258 shares of Common Stock; 958,617 shares of Common Stock issuable upon the exercise of warrants; 187,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series D Preferred Stock; 2,714,945 shares of Common Stock issuable upon conversion of 21,720 shares of Series F Preferred Stock; and 17,504,125 shares of Common Stock issuable upon conversion of 140,033 shares of Series G Preferred Stock. The board of directors of Renaissance PLC exercises voting and investment control over the securities of the Company owned by it.

         (b) Holders of Series D Preferred Stock are entitled to one vote for each share of Common Stock into which such share of Series D Preferred Stock could then be converted. Presently, the holder of each share of Series D Preferred stock is entitled to 25 votes. Holders of Series F Preferred Stock are entitled to vote with the holders of Common Stock, the Series D Preferred Stock, the Series E Preferred Stock , and the Series G Preferred Stock as a single class on all matters on which stockholders are entitled to vote, including the election of directors, except as otherwise required by law. Holders of Series F Preferred Stock are also entitled to vote with any other class of equity securities which may vote with the holders of the Common Stock as a single class with respect to any matter. Holders of Series F Preferred Stock are entitled to a number of votes per share of Series F Preferred Stock equal to the number of shares of Common Stock into which the shares of Series F Preferred Stock are convertible on the record date of the determination of stockholders entitled to receive notice of and to vote on such matter. In addition, the consent of holders of 80% of the Series F Preferred Stock and the Series G Preferred Stock, voting together as a single class, will be required to (a) authorize, create, or increase the authorized amount of any class of senior stock or parity stock, other than Preferred Stock of the same class or securities to evidence bank debt or asset securitization or (b) authorize a merger, consolidation, or sale of assets, other than in the ordinary course of business, of the Company, including the capital stock of the Company's subsidiaries. The consent of holders of 80% of the Series F Preferred Stock, voting as a single class, will be required to approve any action to amend the Company's certificate of incorporation or bylaws that would materially and adversely affect the rights of the Series F Preferred Stock.

         Holders of Series G Preferred Stock will be entitled to vote with the holders of Common Stock, the Series D Preferred Stock, the Series E Preferred Stock, and the Series F Preferred Stock as a single class on all matters on which stockholders are entitled to vote, including the election of directors, except as otherwise required by law. holders of Series G Preferred Stock are also entitled to vote with any other class of equity securities which may vote with the holders of the Common Stock as a single class with respect to any matter. Holders of Series G Preferred Stock are entitled to a number of votes per share of Series G Preferred Stock equal to the number of shares of Common

Stock into which the Shares of Series G Preferred Stock are convertible on the record date of the determination of stockholders entitled to receive notice of and to vote on such matter. In addition, the consent of holders of 80% of the Series G Preferred Stock and the Series F Preferred Stock, voting together as a single class, will be required (a) to authorize, create, or increase the authorized amount of any class of senior stock or parity stock, other than Preferred Stock of the same class or securities to evidence bank debt or securitization or (b) authorize a merger, consolidation, or sale of assets, other than in the ordinary course of business, of the Company, including the capital stock of the Company's subsidiaries. The consent of holders of 80% of the Series G Preferred Stock, voting as a single class, will be required to approve any action to amend the Company's certificate of incorporation or bylaws that would materially and adversely affect the rights of the Series G Preferred Stock.

         In addition to their right to vote with the holders of the Common Stock on the election of directors, the Reporting Persons, as the holders of the Series G Preferred Stock and the holders of the Series F Preferred Stock, voting together as a single class, are entitled to elect two additional directors to the Company's board of directors.

         Each of the Reporting Persons has or will have upon the exercise of the warrants issued to it by the Company the sole power to vote and dispose of all of the Common Shares that it beneficially owns. None of the Reporting Persons shares voting or disposition power with any person with respect to the Common Shares.

         (c) No transaction in the Common Shares was effected by a Reporting Person during the past 60 days, except as follows: (1) the issuance on July 27, 2001, of 3,000 shares of Series G Preferred Stock for $75,000 and the issuance of 1,000 shares of Series F Preferred Stock for $25,000 to Renaissance III and the issuance of 3,000 shares of Series G Preferred Stock for $75,000 and the issuance of 1,000 shares of Series F Preferred Stock for $25,000 to Renaissance PLC; and (2) the purchase on September 27, 2001, of a $75,000 non-convertible, 8%, 120 day promissory note and five- year warrants to purchase 150,000 shares of Common Stock at $0.20 a share by Renaissance III and the purchase of a $75,000 non-convertible, 8%, 120 day promissory note and five-year warrants to purchase 150,000 shares of Common Stock at $0.20 a share by Renaissance PLC.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

         Not Applicable.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit 1    Joint Filing Agreement Pursuant to Rule 13d-1(k)

                  Exhibit 2    Stock Purchase Warrant for Renaissance III

                  Exhibit 3    Stock Purchase Warrant for Renaissance PLC


                                                    SIGNATURES

         After reasonable inquire and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct as of this 10th day of October, 2001.

         The persons whose signatures  appear below agree that this statement on
Schedule 13D is filed on behalf of each of them.

                           RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.



                           By:      ______________________________
                             Name: Russell Cleveland
                                   Title:  President and Chief Executive Officer


                           RENAISSANCE US GROWTH & INCOME TRUST PLC




                           By:      _______________________________
                             Name: Russell Cleveland
                                    Title:  Director

                                                   ATTACHMENT 1

     The name, business address, and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS
                                                                      Principal
Name                      Business Address                           Occupation

Edward O. Boshell, Jr.    c/o Renaissance Capital Group, Inc.          Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Russell Cleveland         c/o Renaissance Capital Group, Inc.          Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Peter Collins             c/o Renaissance Capital Group, Inc.          Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Ernest C. Hill            c/o Renaissance Capital Group, Inc.          Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
OFFICERS

Russell Cleveland         c/o Renaissance Capital Group, Inc.     President and
                          8080 North Central Expressway         Chief Executive
                          Suite 210, LB-59                              Officer
                          Dallas, TX 75206-1857
John A. Schmit            c/o Renaissance Capital Group, Inc.    Vice President
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Robert C. Pearson         c/o Renaissance Capital Group, Inc.    Vice President
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Barbara A. Butschek       c/o Renaissance Capital Group, Inc.     Secretary and
                          8080 North Central Expressway               Treasurer
                          Suite 210, LB-59
                          Dallas, TX 75206-1857

     The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                      Principal
Name                            Business Address                     Occupation

Michael B. Cannan               c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                Exeter EX11HB
Russell Cleveland               c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                Exeter EX11HB
Ernest J. Fenton                c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                Exeter EX11HB
Lord Mark Fitzalan Howard OBE   c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                Exeter EX11HB
C. A. Rundell, Jr.              c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                Exeter EX11HB
William W. Vanderfelt           c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                Exeter EX11HB

OFFICERS

None

                                                                      EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                             RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.




                             By:     /S/______________________________
                             Name: Russell Cleveland
                             Title:  President and Chief Executive Officer


                             RENAISSANCE US GROWTH & INCOME TRUST PLC




                             By:     /S/_______________________________
                             Name: Russell Cleveland
                             Title:  Director

                                                                      EXHIBIT 2

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.


                                              STOCK PURCHASE WARRANT

     This Stock Purchase Warrant (this "Warrant"), dated September 27, 2001, is issued to Frost National Bank, Custodian, FBO Renaissance Capital Growth & Income Fund III, Inc., a Texas corporation (the "Holder"), by Integrated Security Systems, Inc., a Delaware corporation (the "Company").

     1. Purchase of Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company 150,000 fully paid and non-assessable shares of Common Stock, no par value (the "Common Stock"), of the Company (as adjusted pursuant to Section 7 hereof, the "Shares") for the purchase price specified in Section 2 below.

     2. Purchase Price. The purchase price for the Shares is $0.20 per share. Such price shall be subject to adjustment pursuant to Section 7 hereof (such price, as adjusted from time to time, is herein referred to as the "Warrant Price").

     3. Exercise Period. This Warrant is exercisable in whole or in part at any time from the date hereof through September 27, 2006.

     4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

          (a) surrender of this Warrant, together with a duly executed copy of the form of Exercise Notice attached hereto, to the Secretary of the Company at its principal offices, and the payment to the Company of an amount equal to the aggregate purchase price for the number of Shares being purchased; or

          (b) if the Company's Common Stock is publicly traded as of such date, the instruction to retain that number of Shares having a value equal to the aggregate exercise price of the Shares as to which this Warrant is being exercised and to issue to the Holder the remainder of such Shares computed using the following formula:

                                    Y(A-B)

                           X =  --------------

                                       A


Where:      X = the number of shares of Common Stock to be issued to the Holder.

            Y = the number of shares of Common Stock as to which this Warrant is being exercised.

            A = the fair market value of one share of Common Stock.

            B = the Warrant Price.

         As used herein, the "fair market value of one share of Common Stock" shall mean:

          (1) Except in the circumstances described in clause (2) or (3) hereof, the closing price of the Company's Common Stock, as reported in the Wall Street Journal, on the trading day immediately prior to the date of exercise;

          (2) If such exercise is in conjunction with a merger, acquisition or other consolidation pursuant to which the Company is not the surviving entity, the value received by the holders of the Common Stock pursuant to such transaction for each share; or

          (3) If such exercise is in conjunction with the initial public offering of the Company, the price at which the Common Stock is sold to the public in such offering.

     5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter, and in any event within thirty (30) days of the delivery of the subscription notice.

6. Reservation of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company further covenants that such Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

     7. Adjustment of Warrant Price and Number of Shares. The number and kind of securities purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as follows:

          (a) Stock Dividends, Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by stock split or otherwise, combine its Common Stock or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend and proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 7(a) shall become effective at the close of business on the date the subdivision or combination becomes effective or as of the record date of such dividend, or, in the event that no record date is fixed, upon the making of such dividend.

          (b) Reclassification, Reorganization, Merger, Sale or Consolidation. In the event of any reclassification, capital reorganization or other change in the Common Stock of the Company (other than as a result of a subdivision, combination or stock dividend provided for in Section 7(a) above) or in the event of a consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such reclassification, reorganization or change, consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such reclassification, reorganization or change, consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were exercisable by the Holder immediately prior to such reclassification, reorganization or change, consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or
     (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on an equal basis with holders of Common Stock as if this Warrant had been exercised immediately prior to such event, less the Warrant Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease, and this Warrant shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Warrant, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Warrant.

          (c) Certain Distributions. In case the Company shall fix a record date for the making of a dividend or distribution of cash, securities or property to all holders of Common Stock (excluding any dividends or distributions referred to in Sections 7(a) or 7(b) above, the number of Shares purchasable upon an exercise of this Warrant after such record date shall be adjusted to equal the product obtained by multiplying the number of Shares purchasable upon an exercise of this Warrant immediately prior to such record date by a fraction, the numerator of which shall be the Warrant Price immediately prior to such distribution, and the denominator of which shall be the Warrant Price immediately prior to such distribution, less the fair market value per Share, as determined by the Holder, of the cash, securities or property so distributed. Such adjustment shall be made successively whenever any such distribution is made and shall become effective on the effective date of distribution.

     8. Pre-Exercise Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including without limitation, the right to vote such Shares, receive preemptive rights or be notified of shareholder meetings, and the Holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company.

     9. Restricted Securities. The Holder understands that this Warrant and the Shares purchasable hereunder constitute "restricted securities" under the federal securities laws inasmuch as they are being, or will be, acquired from the Company in transactions not involving a public offering and accordingly may not, under such laws and applicable regulations, be resold or transferred without registration under the Securities Act of 1933, as amended, or an applicable exemption from registration. In this connection, the Holder acknowledges that Rule 144 of the Securities and Exchange Commission is not now, and may not in the future be, available for resales of the Shares purchased hereunder. The Holder further acknowledges that the Shares and any other securities issued upon exercise of this Warrant shall bear a legend substantially in the form of the legend appearing on the face hereof.

     10. Certification of Investment Purpose. Unless a current registration statement under the Securities Act of 1933, as amended, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder hereof, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, the Holder will deliver to the Company a written certification that the securities acquired by the Holder are acquired for investments purposes only and that such securities are not acquired with a view to, or for sale in connection with, any distribution thereof.

     11. Registration Rights. This Warrant and the Shares shall be subject to the registration rights set forth in the Registration Rights Agreement of even date herewith by and among the Holder and the Company, and the Holder shall be entitled to all rights and benefits thereof.

     12. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder and their respective successors and assigns.

     13. Governing Law. This Warrant shall be governed by the laws of the State of Texas, excluding the conflicts of laws provisions thereof.

                                         INTEGRATED SECURITY SYSTEMS, INC.


                                  By:
                                         /S/----------------------------------
                                         C. A. Rundell, Jr.
                                         Chairman and Chief Executive Officer

                                 EXERCISE NOTICE


                              Dated _________, ____


         The  undersigned  hereby  irrevocably  elects  to  exercise  the  Stock
Purchase Warrant, dated September 27, 2001, issued by Integrated Security Systems, Inc., a Delaware corporation (the "Company") to the undersigned to the extent of purchasing ___________ shares of Common Stock and hereby makes payment of $_________ in payment of the aggregate Warrant Price of such Shares.

                                        RENAISSANCE CAPITAL GROWTH &
                                        INCOME FUND III, INC.


                                   By:
                                         ---------------------------------

                                                                       EXHIBIT 3

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.


                             STOCK PURCHASE WARRANT

     This Stock Purchase Warrant (this "Warrant"), dated September 27, 2001, is issued to Frost National Bank, Custodian, FBO Renaissance US Growth & Income Trust PLC, a public limited company registered in England and Wales (the "Holder"), by Integrated Security Systems, Inc., a Delaware corporation (the "Company").

     1. Purchase of Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company 150,000 fully paid and non-assessable shares of Common Stock, no par value (the "Common Stock"), of the Company (as adjusted pursuant to Section 7 hereof, the "Shares") for the purchase price specified in Section 2 below.

     2. Purchase Price. The purchase price for the Shares is $0.20 per share. Such price shall be subject to adjustment pursuant to Section 7 hereof (such price, as adjusted from time to time, is herein referred to as the "Warrant Price").

     3. Exercise Period. This Warrant is exercisable in whole or in part at any time from the date hereof through September 27, 2006.

     4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

          (a) surrender of this Warrant, together with a duly executed copy of the form of Exercise Notice attached hereto, to the Secretary of the Company at its principal offices, and the payment to the Company of an amount equal to the aggregate purchase price for the number of Shares being purchased; or

          (b) if the Company's Common Stock is publicly traded as of such date, the instruction to retain that number of Shares having a value equal to the aggregate exercise price of the Shares as to which this Warrant is being exercised and to issue to the Holder the remainder of such Shares computed using the following formula:


                                    Y(A-B)
                           X =  --------------
                                      A

Where:      X = the number of shares of Common Stock to be issued to the Holder.

            Y = the number of shares of Common Stock as to which this Warrant is being exercised.

            A = the fair market value of one share of Common Stock.

            B = the Warrant Price.

         As used herein, the "fair market value of one share of Common Stock" shall mean:

          (1) Except in the circumstances described in clause (2) or (3) hereof, the closing price of the Company's Common Stock, as reported in the Wall Street Journal, on the trading day immediately prior to the date of exercise;

          (2) If such exercise is in conjunction with a merger, acquisition or other consolidation pursuant to which the Company is not the surviving entity, the value received by the holders of the Common Stock pursuant to such transaction for each share; or

          (3) If such exercise is in conjunction with the initial public offering of the Company, the price at which the Common Stock is sold to the public in such offering.

     5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter, and in any event within thirty (30) days of the delivery of the subscription notice.

     6. Reservation of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company further covenants that such Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

     7. Adjustment of Warrant Price and Number of Shares. The number and kind of securities purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as follows:

          (a) Stock Dividends, Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by stock split or otherwise, combine its Common Stock or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend and proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 7(a) shall become effective at the close of business on the date the subdivision or combination becomes effective or as of the record date of such dividend, or, in the event that no record date is fixed, upon the making of such dividend.

          (b) Reclassification, Reorganization, Merger, Sale or Consolidation. In the event of any reclassification, capital reorganization or other change in the Common Stock of the Company (other than as a result of a subdivision, combination or stock dividend provided for in Section 7(a) above) or in the event of a consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such reclassification, reorganization or change, consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such reclassification, reorganization or change, consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were exercisable by the Holder immediately prior to such reclassification, reorganization or change, consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or
     (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on an equal basis with holders of Common Stock as if this Warrant had been exercised immediately prior to such event, less the Warrant Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease, and this Warrant shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Warrant, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Warrant.

          (c) Certain Distributions. In case the Company shall fix a record date for the making of a dividend or distribution of cash, securities or property to all holders of Common Stock (excluding any dividends or distributions referred to in Sections 7(a) or 7(b) above, the number of Shares purchasable upon an exercise of this Warrant after such record date shall be adjusted to equal the product obtained by multiplying the number of Shares purchasable upon an exercise of this Warrant immediately prior to such record date by a fraction, the numerator of which shall be the Warrant Price immediately prior to such distribution, and the denominator of which shall be the Warrant Price immediately prior to such distribution, less the fair market value per Share, as determined by the Holder, of the cash, securities or property so distributed. Such adjustment shall be made successively whenever any such distribution is made and shall become effective on the effective date of distribution.

     8. Pre-Exercise Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including without limitation, the right to vote such Shares, receive preemptive rights or be notified of shareholder meetings, and the Holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company.

     9. Restricted Securities. The Holder understands that this Warrant and the Shares purchasable hereunder constitute "restricted securities" under the federal securities laws inasmuch as they are being, or will be, acquired from the Company in transactions not involving a public offering and accordingly may not, under such laws and applicable regulations, be resold or transferred without registration under the Securities Act of 1933, as amended, or an applicable exemption from registration. In this connection, the Holder acknowledges that Rule 144 of the Securities and Exchange Commission is not now, and may not in the future be, available for resales of the Shares purchased hereunder. The Holder further acknowledges that the Shares and any other securities issued upon exercise of this Warrant shall bear a legend substantially in the form of the legend appearing on the face hereof.

     10. Certification of Investment Purpose. Unless a current registration statement under the Securities Act of 1933, as amended, shall be in effect with respect to the securities to be issued upon exercise of this Warrant, the Holder hereof, by accepting this Warrant, covenants and agrees that, at the time of exercise hereof, the Holder will deliver to the Company a written certification that the securities acquired by the Holder are acquired for investments purposes only and that such securities are not acquired with a view to, or for sale in connection with, any distribution thereof.

     11. Registration Rights. This Warrant and the Shares shall be subject to the registration rights set forth in the Registration Rights Agreement of even date herewith by and among the Holder and the Company, and the Holder shall be entitled to all rights and benefits thereof.

     12. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the Holder and their respective successors and assigns.

     13. Governing Law. This Warrant shall be governed by the laws of the State of Texas, excluding the conflicts of laws provisions thereof.

                                   INTEGRATED SECURITY SYSTEMS, INC.


                               By:
                                   /S/--------------------------------------
                                   C. A. Rundell, Jr.
                                   Chairman and Chief Executive Officer

                                 EXERCISE NOTICE


                              Dated _________, ____


         The  undersigned  hereby  irrevocably  elects  to  exercise  the  Stock
Purchase Warrant, dated September 27, 2001, issued by Integrated Security Systems, Inc., a Delaware corporation (the "Company") to the undersigned to the extent of purchasing ___________ shares of Common Stock and hereby makes payment of $_________ in payment of the aggregate Warrant Price of such Shares.

                                   RENAISSANCE US GROWTH & INCOME
                                   TRUST PLC


                             By:
                                   ----------------------------------------